07022950

Av Industrial 675
Lima 1 Perú

RECEIVED
2007 APR 26 A 10: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, April 24th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of March 31th, 2007, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

dw 4/27

www.ferreyros.com.pe

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: **lmontalvo@ferreyros.com.pe**

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2007

(Lima, Perú, 23 de abril del 2007).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2007.

Las ventas al 31-03-07 ascendieron a S/. 457.8 millones, en comparación con S/. 296.2 millones del mismo periodo del año anterior, un incremento de 54.5%.

La utilidad neta al 31-03-07 ascendió a S/ 38.1 millones en comparación con S/. 20.6 millones del mismo período del año anterior, un aumento de 85.1%. Este incremento en la utilidad neta ha sido alcanzado gracias a un crecimiento de 54.5% en las ventas, lo cual se explica por el dinamismo experimentado por casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente por el sector minero debido al aumento del precio de los minerales en el mercado internacional, y por el sector construcción como consecuencia del inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento de 20.6%, muy por debajo del aumento en las ventas de 54.5%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2007 y 2006. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 1T 2007 ascendieron a S/. 457.8 millones, en comparación con S/. 296.2 millones del mismo período del año anterior, con un incremento de 54.5 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 153.9% a las del 1T 2006 (S/. 313.2 millones en el 1T 2007; S/. 123.4 millones en el 1T 2006), debido a lo siguiente:

- Incremento de 163.7% en la venta de equipos Caterpillar (S/. 248.4 millones en el 1T 2007; S/. 94.2 millones en el 1T 2006), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería y por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Disminución en la venta de equipos agrícolas de 7.9% (S/.5.6 millones en el 1T 2007; S/. 6.1 millones en el 1T 2006), que se explica básicamente por una disminución en la demanda de máquinas y equipos agrícolas por parte de clientes dedicados al cultivo de arroz, debido a una sobreproducción de dicho producto, que ocasionó una disminución importante en su precio de mercado.
- Aumento de 277.6% en las ventas de la línea automotriz (S/. 31.3 millones en el 1T 2007, S/. 8.3 millones en el 1T 2006); que se explica principalmente por el ingreso al mercado de la nueva línea de vehículos medianos IVECO, cuya venta en el 1T 2007 ascendió a S/. 17.5 millones. Adicionalmente, la renovación del parque automotor ha generado un aumento significativo en la venta de vehículos pesados Kenworth.
- Incremento de 88.2% en las ventas de unidades usadas (S/. 27.9 millones en el 1T 2007, S/. 14.8 millones en el 1T 2006), debido a aumento en las ventas a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en 1T 2007, las ventas de repuestos y servicios fueron inferiores en 15.6% a las del mismo período del año anterior (S/.142.8 millones en el 1T 2007; S/.169.2 millones en el 1T 2006), debido a que el número de componentes reparados en el 1T 2007 para un cliente importante de la gran minería ha sido significativamente menor que las realizadas en el mismo período del año anterior. Es importante mencionar que, frente a la disminución de 15.6% en las ventas de repuestos y servicios, las ventas de productos principales alcanzaron en el mismo período un incremento de 153.9%.

Por otra parte, los ingresos por alquiler de equipos del 1T 2007 mostraron una disminución de 49.7% en comparación con los registrados en el mismo periodo del año anterior (S/. 1.9 millones el 1T 2007; S/. 3.7 millones en el 1T 2006). Esta disminución en las ventas del 1T 2007 se debe principalmente a la transferencia del negocio de alquiler de equipos ligeros a una subsidiaria dedicada a la comercialización de equipos ligeros, repuestos y servicios.

UTILIDAD EN VENTAS.- La utilidad en ventas del 1T 2007 ascendió a S/. 91.9 millones, en comparación con S/. 67.5 millones del mismo período del año anterior, un incremento de 36.1%, originado principalmente por un aumento de 153.9% en las ventas de productos principales. En términos porcentuales el margen bruto del 1T 2007 es inferior al del mismo período del año anterior (1T 2007: 20.1%; 1T 2006: 22.8%). Esta disminución se debe, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la compañía (S/. 313.2 millones en el 1T 2007; S/. 123.4 millones en el 1T

Ferreyros s.a.a. VICTOR ASTETE PALMA Gerente División Contraloría

Ferreyros S.A.A. Hugo Sommerkamp Molinari Gerente Central de Control de Gestión y Sistemas

2006). Los márgenes brutos de productos principales son más bajos que los obtenidos en las ventas de repuestos y servicios.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 1T 2006 a S/. 47.1 millones en comparación con S/. 39.1 millones del mismo período del año anterior, un incremento de 20.6%, debido principalmente a lo siguiente:

- Un aumento de 52.1% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento moderado de 12.6% en los gastos fijos.
-

En el primer trimestre del 2007 los gastos de venta y administración representan el 10.3% de las ventas netas frente a 13.2% del mismo período del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 1T 2007 ascendieron a S/. 9.4 millones en comparación con S/. 7.2 millones del mismo período del año anterior, un incremento de 29.6%, producido principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 1T 2007 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, debido a un aumento en las compras de equipos como consecuencia del importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.3 millones en el 1T 2007 en comparación con S/.8.3 millones del mismo período del año anterior, una disminución de 12.2%, debido principalmente a la disminución de la tasa promedio de interés de las obligaciones de la compañía. Cabe mencionar que el menor gasto ha sido logrado a pesar del aumento en S/. 42.0 millones en el pasivo sujeto a pago de interés (pasivo promedio 1T 2007: S/.443.1 millones; pasivo promedio 4T 2006: S/.401.1 millones).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS.- En este rubro se registra las utilidades de subsidiarias y asociadas, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/.8.2 millones en el 1T 2007, en comparación con S/. 3.3 millones registrados en el mismo período del año anterior, un incremento de 148.7%, debido a: i) mayor utilidad registrada por una asociada del sector Seguros ii) mayor utilidad registrada por una subsidiarias a la cual la Compañía Matriz le transfirió a inicios del 2007 el negocio de alquiler de equipos ligeros; iii) utilidad generada por una nueva subsidiaria, adquirida el 2 de enero del 2007.

OTROS INGRESOS (EGRESOS).- En el 1T 2007 se registró en este rubro un egreso neto de S/. 0.5 millones en comparación con un egreso neto de S/. 2.7 millones del mismo período del año anterior. En el 1T 2007, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 1.0 millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.2 millones por resoluciones de contrato, iii) un ingreso de S/. 0.2 millones por

alquiler de locales; y iv) otros ingresos netos por S/. 0.1 millones. En el 1T 2006, se registraron en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.8 millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.4 millones por resoluciones de contrato, iii) un ingreso de S/. 0.2 millones por alquiler de locales; y iv) un ingreso neto de S/. 0.5 millones por otros conceptos.

UTILIDAD (PERDIDA) EN CAMBIO.- El 1T 2007 y 1T 2006 incluyen utilidades en cambio por S/. 1.0 millones y S/. 3.8 millones, respectivamente. En ambos periodos la utilidad fue originada por la apreciación del nuevo sol frente al dólar americano (0.4% el 1T 2007 y 2.1% el 1T 2006). En el caso de la Compañía, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2007 y 2006 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 1T 2007 ascendió a S/. 38.1 millones en comparación con S/. 20.6 millones del mismo período del año anterior, un incremento de 85.1%; explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros, una disminución en los gastos financieros, un incremento en la participación patrimonial en subsidiarias y asociadas y menores egresos diversos; lo cual ha permitido cubrir el incremento de los gastos de administración y ventas, la disminución en la utilidad en cambio, así como aumentar la utilidad neta en S/. 17.5 millones en relación con la obtenida en el mismo periodo del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 31-03-07, el total de pasivos ascendió a S/. 722.6 millones en comparación con S/. 560.0 millones al 31-03-06, un incremento de S/. 162.6 millones. Por otra parte, el total de activos al 31-03-07 ascendió a S/. 1,164.4 millones en comparación con S/. 887.8 millones al 31-03-06, un incremento neto de S/. 276.6 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 146.4 millones, que se explica por: i) aumento de S/. 145.9 millones en facturas por cobrar a corto plazo por ventas a clientes de la gran minería, las mismas que serán cobradas en el próximo trimestre ii) aumento de S/. 2.4 millones por disminución en la provisión para cobranza dudosa; y iii) disminución de S/. 1.9 millones por incremento en intereses diferidos.

b) Aumento neto de Existencias por S/. 96.2 millones debido a: i) aumento de S/.121.0 millones por compras efectuadas en el período para atender el crecimiento en la demanda de los clientes; ii) disminución neta de S/. 14.4 millones por transferencia de equipos de alquiler y componentes de

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

intercambio del inventario al activo fijo; y iii) disminución de S/. 10.4 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 36.4 millones, que se explica por: i) aumento de S/. 43.4 millones por compras de equipos de alquiler; ii) aumento de S/. 16.2 millones por compras de otros activos fijos; iii) incremento neto de S/. 14.4 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) disminución de S/. 15.6 millones por ventas de activos fijos v) disminución de S/.18.2 millones por aumento en la depreciación acumulada; y vi) disminución de S/. 3.8 millones por aumento en la provisión para desvalorización de activo fijo.

d) Incremento de Inversiones en Valores por S/. 21.5 millones debido a: i) aumento de S/. 11.9 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) aumento de S/. 2.7 millones por compra de acciones de una empresa dedicada a la venta, distribución y servicio de neumáticos; iii) aumento de S/. 8.1 millones por aporte de capital a una subsidiaria dedicada a la comercialización de equipos ligeros, repuestos y servicios; y iv) otras disminuciones S/. 1.2 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-07 es de 1.35, inferior al ratio corriente de 1.77 al 31-03-06, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31-03-07 es 1.17 en comparación con 1.33 al 31-03-06. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2007 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2007	%	Acumulado al 31-3-2006	%	Variación %
Ventas Netas	457,798	100.0	296,240	100.0	54.5
Costo de Ventas	(365,907)	-79.9	(228,743)	-77.2	60.0
Utilidad en ventas	**91,890**	20.1	**67,496**	22.8	**36.1**
Gastos de Venta y Administración	(47,106)	-10.3	(39,072)	-13.2	20.6
Utilidad en operaciones	**44,784**	9.8	**28,424**	9.6	**57.6**
Ingresos Financieros	9,385	2.1	7,240	2.4	29.6
Gastos Financieros	(7,257)	-1.6	(8,263)	-2.8	-12.2
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	8,210	1.8	3,301	1.1	148.7
Otros Ingresos (Egresos), neto	(474)	-0.1	(2,659)	-0.9	-82.2
Utilidad antes de diferencia en cambio	**54,648**	11.9	**28,043**	9.5	**94.9**
Utilidad (Pérdida) en cambio	984	0.2	3,804	1.3	-74.1
Utilidad antes de Participaciones e Impuesto a la Renta	**55,632**	12.2	**31,847**	10.8	**74.7**
Participaciones	(3,936)	-0.9	(2,530)	-0.9	55.6
Utilidad antes de Impuesto a la Renta	**51,696**	11.3	**29,317**	9.9	**76.3**
Impuesto a la Renta	(13,578)	-3.0	(8,729)	-2.9	55.5
Utilidad neta	**38,119**	8.3	**20,588**	6.9	**85.1**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Mar-07	31-Mar-06	Variación % 31-Mar-07 / 31-Mar-06
Caja y bancos	19,970	57,422	-65.2
Cuentas por cobrar comerciales	348,486	216,299	61.1
Inventarios	382,418	286,213	33.6
Cuentas por cobrar vinculadas	30,076	13,041	130.6
Otras cuentas por cobrar	4,701	4,723	-0.5
Gastos pagados por anticipado	2,166	4,710	-54.0
Activo Corriente	**787,818**	**582,408**	35.3
Cuentas por cobrar comerciales a largo plazo	38,534	24,364	58.2
Equipo de alquiler	108,426	71,904	50.8
Otros activos fijos	288,425	284,091	1.5
	396,851	355,995	11.5
Depreciación acumulada	(169,583)	(165,077)	2.7
Inmueble, maquinaria y equipo, neto	227,267	190,918	19.0
Inversiones	98,488	76,944	28.0
Otros activos no corrientes	12,330	13,174	-6.4
Activo no Corriente	376,620	305,400	23.3
Total Activo	**1,164,438**	**887,809**	31.2
Deuda de corto plazo	72,371	50,553	43.2
Otros pasivos corrientes	509,470	278,653	82.8
Pasivo corriente	**581,841**	**329,206**	76.7
Deuda de largo plazo	140,726	230,774	-39.0
Total Pasivo	**722,567**	**559,980**	29.0
Ganancias diferidas	4,590	5,643	-18.7
Impuesto a la renta diferido			
Patrimonio	**437,281**	**322,187**	35.7
Total Pasivo y Patrimonio	**1,164,438**	**887,809**	31.2
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	6,706	7,191	
UAIDA	**68,610**	**43,497**	
Ratios Financieros			
Ratio corriente	1.35	1.77	
Apalancamiento Financiero	1.17	1.33	
Valor contable por acción	1.69	1.25	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones

(En miles de nuevos soles)

	Acumulado al 31-3-2007	%	Acumulado al 31-3-2006	%	Variación %
Caterpillar:					
Gran minería	104,335	22.8	70,796	23.9	47.4
Otros	144,042	31.5	23,390	7.9	515.8
	248,376	54.3	94,186	31.8	163.7
Equipos agrícolas	5,587	1.2	6,067	2.0	-7.9
Automotriz	31,323	6.8	8,295	2.8	277.6
Unidades usadas	27,873	6.1	14,810	5.0	88.2
	313,159	68.4	123,357	41.6	153.9
Repuestos y servicios	142,787	31.2	169,199	57.1	-15.6
Alquileres	1,852	0.4	3,683	1.2	-49.7
Total	457,798	100.0	296,240	100.0	54.5

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2007
Minería	55.4%
Construccion	16.7%
Pesca	3.1%
Comercio y Servicios	15.8%
Agricultura	1.9%
Industria	0.3%
Gobierno	0.7%
Transporte	1.3%
Hidrocarburos	0.5%
Otros	4.4%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de marzo del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	74,442	65,797	3,853	4,792
Papeles Comerciales	19,534	19,534		
Proveedores:				
Caterpillar	32,350	32,350		
Otros	15,221	15,221		
Bonos corporativos	49,375		17,500	31,875
Caterpillar Financial Services	8,908		1,377	7,531
Otros pasivos	27,107	27,107		
Total	226,937	160,009	22,730	44,198

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Balance General
Al 31 de Marzo del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

Codigo		Notas	Al 31 de Marzo 2007	Al 31 de Diciembre 2006
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		19,970	34,610
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	3	348,486	274,840
1D0104	Cuentas por Cobrar a Partes Relacionadas	4	30,076	11,701
1D0105	Otras Cuentas por Cobrar (neto)		4,701	4,457
1D0106	Existencias (neto)	5	382,418	334,797
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Diferidos		2,166	1,585
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		787,817	661,990
	Activo No Corriente			
1D0217	Inversiones Financieras		98,490	81,721
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		96,147	79,264
1D0218	Otras Inversiones Financieras		2,343	2,457
1D0201	Cuentas por Cobrar Comerciales	3	38,534	36,171
1D0202	Cuentas por Cobrar a Partes Relacionadas		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	227,267	218,227
1D0206	Activos Intangibles (neto)		0	0
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		6,712	7,382
1D0212	Crédito Mercantil		5,351	0
1D0208	Otros Activos		267	296
1D02ST	**Total Activo No Corriente**		376,621	343,797
1D020T	**TOTAL ACTIVO**		1,164,438	1,005,787

	Notas	Al 31 de Marzo 2007	Al 31 de Diciembre 2006	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		453	2,154	1D0306
Obligaciones Financieras		356,063	220,840	1D0309
Cuentas por Pagar Comerciales		151,464	125,669	1D0302
Cuentas por Pagar a Partes Relacionadas	4	2,068	2,553	1D0303
Impuesto a la Renta y Participaciones Corrientes		8,611	20,441	1D0311
Otras Cuentas por Pagar		63,182	81,518	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		581,841	453,175	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		140,726	143,205	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		4,590	10,245	1D0403
Total Pasivo No Corriente		145,316	153,450	1D04ST
Total Pasivo		727,167	606,625	1D040T
Patrimonio Neto				
Capital	9	284,196	284,196	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados	9	15,937	15,937	1D0708
Reservas Legales		19,056	9,300	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	118,092	89,729	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		437,281	399,162	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		1,164,438	1,005,787	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

Estado de Ganancias y Pérdidas

Por los periodos terminados al 31 de Marzo del año 2007 y 2006

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2007	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	458,692	297,845	458,692	297,845
2D0102	Otros Ingresos Operacionales		37	116	37	116
2D01ST	**Total de Ingresos Brutos**		458,729	297,961	458,729	297,961
2D0201	Costo de Ventas (Operacionales)		(366,839)	(230,465)	(366,839)	(230,465)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		(366,839)	(230,465)	(366,839)	(230,465)
2D02ST	**Utilidad Bruta**		91,890	67,496	91,890	67,496
2D0302	Gastos de Ventas		(29,324)	(24,735)	(29,324)	(24,735)
2D0301	Gastos de Administración		(17,782)	(14,337)	(17,782)	(14,337)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		0	0	0	0
2D0404	Otros Gastos		(473)	(2,661)	(473)	(2,661)
2D03ST	**Utilidad Operativa**		44,311	25,763	44,311	25,763
2D0401	Ingresos Financieros		10,369	10,651	10,369	10,651
2D0402	Gastos Financieros		(7,257)	(8,263)	(7,257)	(8,263)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		8,210	3,696	8,210	3,696
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		55,633	31,847	55,633	31,847
2D0501	Participación de los trabajadores		(3,936)	(2,530)	(3,936)	(2,530)
2D0502	Impuesto a la Renta		(13,578)	(8,729)	(13,578)	(8,729)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		38,119	20,588	38,119	20,588
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		38,119	20,588	38,119	20,588
	Utilidad (Pérdida) Neta del Ejercicio					
2D0901	Utilidad (Pérdida) Básica por Acción Común	11	0.148	0.080	0.148	0.080
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2007 y 2006
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2007 al 31 de Marzo de 2007	Del 1 de Enero de 2006 al 31 de Marzo de 2006
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		322,383	334,134
3D0110	Honorarios y Comisiones		0	113
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		3,096	2,853
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalias		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		8,551	9,436
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(391,207)	(324,423)
3D0105	Remuneraciones y Beneficios Sociales		(43,585)	(26,653)
3D0106	Tributos		(23,105)	(10,998)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalias		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(4,363)	(2,911)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(128,230)**	**(18,449)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		481	843
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		0	15
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		129	495
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(2,197)	0
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(3,653)	(1,122)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
3D0207	Compra y desarrollo de Activos Intangibles		(5,351)	0
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(10,591)**	**231**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(1,701)	(307)
3D0308	Emisión y aceptación de Obligaciones Financieras		0	0
3D0301	Emisión de Acciones o Nuevos Aportes		201,448	126,953
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	769
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(70,076)	(56,121)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(5,489)	(7,122)
3D0305	Dividendos Pagados		(1)	(1)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**124,181**	**64,171**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		(14,640)	45,953
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		34,610	11,469
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**19,970**	**57,422**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Marzo del año 2007 y 2006

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2007 al 31 de Marzo de 2007	Del 1 de Enero de 2006 al 31 de Marzo de 2006
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		38,119	20,588
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		627	2,514
3D0610	Desvalorización de Existencias		941	3,892
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		6,680	7,150
3D0614	Amortización de Activos Intangibles		29	41
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		14,600	9,330
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		0	0
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		1,862	40
3D0608	Otros		8,848	8,263
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(812)	(636)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(8,210)	(3,696)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0711	Otros		(4,045)	(248)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(76,008)	22,803
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(18,410)	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		(244)	507
3D0804	(Aumento) Disminución en Existencias		(66,325)	(38,287)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Diferidos		(1,122)	(2,404)
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		25,795	(55,018)
3D0807	Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		0	0
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(50,555)	6,712
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(128,230)	(18,449)

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2007 y 2006
(En miles de nuevos soles)

Codigo de Cuenta			Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101		**Saldos al 1ero. de enero de 2006**	266,178	0	0	12,303	6,284	0	30,143	0	314,908
		Ganancia (Pérdida) por valor razonable de:									
4D0108	1.	- Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0120	2.	- Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0121	3.	Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0122	4.	Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0117	5.	**Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
4D0123	6.	Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0125	7.	Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0111	8.	Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	20,588	0	20,588
4D0119		**Total de ingresos y gastos reconocidos**	0	0	0	0	0	0	20,588	0	20,588
4D0102	9.	Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0103	10.	Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0104	11.	Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(13,310)	0	(13,310)
4D0105	12.	Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0110	13.	Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0114	14.	Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0109	15.	Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D0107	17.	Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0124	18.	Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0112	19.	Otros incrementos o disminuciones de las partidas patrimoniales	18,018	0	0	(4,199)	3,014	0	(16,833)	0	0
4D01ST		**Saldos al 31 de Marzo de 2006**	284,196	0	0	8,104	9,298	0	20,588	0	322,186
4D0201		**Saldos al 1ero. de enero de 2007**	284,196	0	0	15,937	9,300	0	89,729	0	399,162
		Ganancia (Pérdida) por valor razonable de:									
4D0208	1.	- Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0220	2.	- Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0221	3.	Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0222	4.	Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0217	5.	**Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
4D0223	6.	Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0225	7.	Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0211	8.	Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	38,119	0	38,119
4D0219		**Total de ingresos y gastos reconocidos**	0	0	0	0	0	0	38,119	0	38,119
4D0202	9.	Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0203	10.	Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0204	11.	Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	0	0	0
4D0205	12.	Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0210	13.	Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0214	14.	Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0209	15.	Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D0207	17.	Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0224	18.	Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0212	19.	Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
4D02ST		**Saldos al 31 de Marzo de 2007**	284,196	0	0	15,937	19,056	0	118,092	0	437,281

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C. , empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,351
Valor pagado	5,356

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-03-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	386,968	43,242	312,394	39,929
Intereses diferidos	(10,865)	(4,708)	(10,037)	(3,758)
Provisión para cuentas de cobranza dudosa	(27,616)	-	(27,517)	-
	348,486	38,534	274,840	36,171

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19919

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	31-03-07	31-12-06
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	19,770	8,835
Orvisa Sociedad Anónima	4,541	368
Domingo Rodas S.A.	94	125
Motorindustria S.A.	0	4
Depósitos Efe S.A.	13	25
	24,417	9,357
Diversas :		
Unimaq S.A.	0	498
Fiansa Sociedad Anónima	58	0
Domingo Rodas S.A.	975	985
Megacaucho & Representaciones S.A.C	3,749	0
Orvisa Sociedad Anónima	876	861
	5,659	2,344
Total cuentas por cobrar	**30,076**	**11,701**
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	699	702
Orvisa Sociedad Anónima	446	978
Fiansa Sociedad Anónima	48	72
Unimaq S.A.	750	647
Depósitos Efe S.A.	125	83
	2,068	2,482
Diversas :		
Fiansa Sociedad Anónima		71
	0	71
Total cuentas por pagar	**2,068**	**2,553**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	31-03-07	31-12-06
	S/.000	S/.000
Máquinas motores y automotores	153,066	143,103
Repuestos	103,044	101,971
Servicios de taller en proceso	21,610	21,012
Existencias por recibir	114,818	80,993
	392,538	347,079
Provisión para desvalorización de existencias	(10,120)	(12,282)
	382,418	334,797

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-03-07	31-03-06
	S/.000	S/.000
Saldo inicial	12,282	19,118
Adiciones del período	941	3,892
Adiciones por transferencias	1,068	0
Aplicaciones por ventas	(4,171)	(232)
Saldo final	10,120	22,778

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	51,414		(95)			51,319
Edificios y otras construcciones	72,066	100				72,166
Instalaciones	4,246	111				4,357
Maquinaria y equipo	112,076	1,188	(271)	3,197		116,190
Maquinaria y equipo, flota de						0
alquiler	107,561	19,101	(13,226)	(5,010)		108,426
Unidades de transporte	4,162					4,162
Muebles y enseres	31,408	597				32,005
Trabajos en curso	7,593	1,655		(1,022)		8,226
	390,526	22,752	(13,592)	(2,835)		396,851
Depreciación acumulada -						
Edificios y otras construcciones	29,276	536				29,812
Instalaciones	2,920	73				2,993
Maquinaria y equipo	78,674	2,336	(76)	(3)	(40)	80,891
Maquinaria y equipo, flota de						0
alquiler	27,556	3,206	(4,742)	(2,502)		23,518
Unidades de transporte	3,844	29				3,873
Muebles y enseres	25,302	497				25,799
	167,571	6,677	(4,818)	(2,505)	(40)	166,885
Provisión para desvalorización	(4,728)	(62)	1,023	1,068		(2,699)
Costo neto	218,227					227,267

7) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue :

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	Cte.	Cte.	No Cte.	No Cte.
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,880	7,500	23,880		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,880	7,500	23,880		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,760			15,000	47,760
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	9,375	29,850	2,500	7,960	6,875	21,890
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,840			10,000	31,840
TOTALES			49,375	157,210	17,500	55,720	31,875	101,490

Los bonos corporativos devengan intereses anuales de 6.12.%

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie B, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Abril del 2007	5,000	15,920
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,920
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,840
TOTALES			20,000	63,680

Los intereses devengados por títulos de deuda ascienden a S/.2.9 millones.

La redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,990

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	411,264	47,428	458,692	274,537	23,309	297,846
Utilidad de operación	42,649	1,663	44,311	23,213	2,551	25,763
Principales activos:						
Activos fijos	152,114	75,154	227,267	147,791	43,127	190,918
Existencias	322,440	59,979	382,418	257,742	28,471	286,213
Cuentas por Cobrar	326,320	60,700	387,020	203,490	37,173	240,663

9) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2007, se aprobó otorgar facultades al Directorio para que acuerde con posterioridad a los treinta días útiles de la realización de la Junta, la distribución de las utilidades de libre disposición del 2006, que comprende la distribución de dividendos en efectivo y la capitalización del resto luego de restituir el monto del excedente de revaluación capitalizado en exceso en los ejercicios anteriores, con el consecuente aumento de capital y modificación del Artículo 5° del Estatuto Social.

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.7 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.20.7 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

y 2003 por S/. 31.3 y S/. 5.2 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.1 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 31 de marzo del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 10.5 millones y US $ 18.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 1.8 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

		Trimestres terminados el:	
		31-03-07	**31-03-06**
Utilidad neta	S/.	38,118,911	20,558,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000
Utilidad básica por acción	S/.	0.148	0.080

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-07	31-03-06
	S/.000	S/.000
Ventas netas	20,563	3,842
Utilidad en ventas	1,991	424

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	31-03-07	31-03-06
	S/.000	S/.000
Venta de bienes		
Unimaq S.A.	15,627	450
Orvisa Sociedad Anónima	4,822	2,611
Otras compañias	7	517
	20,456	**3,578**
Venta de servicios	**107**	**264**
Total venta de bienes y servicios	**20,563**	**3,842**

	31-03-07	31-03-06
	S/.000	S/.000
Compra de bienes:		
Orvisa Sociedad Anónima	64	1,443
Unimaq S.A.	617	522
Fiansa Sociedad Anónima	249	421
Megacaucho & Representaciones S.A.C	162	0
	1,092	**2,386**
Compra de servicios:		
Motorindustria S.A.	0	6,083
Otras compañias	432	416
	432	**6,499**
Total compra de bienes y servicios	**1,524**	**8,885**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-07	31-03-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	20,782	6,784
Transferencias de inmuebles, maquinarias y equipo a existencias	21,072	10,158

Ferreyros S.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

END

Ferreyros S.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915